UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14D-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

NEWS CORPORATION

(Parent of Offeror) (Name of Registrant as Specified In Its Charter)

MOVE, INC.

(Name of Subject Company)

MAGPIE MERGER SUB, INC.

(Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

62458M207

(CUSIP Number of Class of Securities)

Michael L. Bunder, Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

News Corporation

1211 Avenue of the Americas

New York, NY 10036

United States

212-416-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Howard L. Ellin, Esq.

Brandon Van Dyke, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$855,497,748	$99,408.84

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 40,629,282 shares of common stock, par value $0.001 per share (the “Shares”), of Move, Inc. (“Move”) outstanding multiplied by the offer price of $21.00 per share and (ii) 108,706 Shares underlying outstanding restricted stock awards held by non-employee directors multiplied by the offer price of $21.00 per share. The calculation of the filing fee is based on information provided by Move as of October 13, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $99,408.84	Filing Party: News Corporation and Magpie Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 15, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by News Corporation, a Delaware corporation (“Parent”), and Magpie Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Parent, with the Securities and Exchange Commission on October 15, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Move, Inc., a Delaware corporation (“Move”), at a purchase price of $21.00 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and conditions set forth in the offer to purchase dated October 15, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, and is hereby amended and supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 4. Terms of the Transaction.

The Offer to Purchase and Item 4 of the Schedule TO are hereby amended and supplemented by adding the following after the last sentence of the paragraph under the subheading “Determination of Validity” of Section 3 of the Offer to Purchase entitled “Procedures for Tendering Shares”:

“Tendering stockholders have the right to challenge our determination with respect to their Shares in a court of competent jurisdiction.”

Item	11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO are hereby amended and supplemented by:

(1) deleting the last paragraph of Section 15 of the Offer to Purchase entitled “Conditions of the Offer” and replacing such paragraph with the following:

“The foregoing conditions are for the sole benefit of Parent and Purchaser (except for the Minimum Condition), may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (other than as a result of any action or inaction by Parent or Purchaser), and may be waived by Parent or Purchaser in whole or in part, at or prior to the expiration of the Offer, in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of the Merger Agreement and applicable law, including the rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time, at or prior to the expiration of the Offer (except for conditions relating to government regulatory approvals, which may be waived or asserted at any time prior to or subsequent to the expiration of the Offer). However, without the consent of Move, we are not permitted to (i) other than in the case of any equitable adjustment relating to any reclassification, stock split, stock dividend or recapitalization by the Company, decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition in a manner that is adverse to the holders of Shares, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares, (vi) extend or otherwise change the Expiration Date except as required or permitted by the terms of the Merger Agreement or (vii) provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.”

and (2) adding the following at the end of Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals”:

“Certain Litigation. On October 24, 2014, Jamie Suprina filed a purported class action lawsuit on behalf of Move stockholders in the Superior Court of the State of California in the County of Santa Clara against Move’s directors alleging, among other things, that the Move directors breached their fiduciary duties by allegedly agreeing to sell Move at an unfair and inadequate price and by allegedly failing to take steps to maximize the sales price of Move. The plaintiff further alleges that Move has failed to make adequate disclosures relating to the financial projections and analysis conducted by its investment bank and the background of the proposed transaction, although Move was not named as a defendant in the action. The complaint seeks to enjoin the merger and other equitable relief. The plaintiff also seeks attorneys’ and expert fees. Each of Move and the directors believe that the plaintiff’s purported claims against the directors lack merit and the directors intend to contest the respective claims against them vigorously. It is possible that additional similar complaints may be filed in the future. If this does occur, absent new or different allegations which are material, News does not intend to announce the filing of any similar complaints.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2014

MAGPIE MERGER SUB, INC.

By:	/s/ Bedi Ajay Singh
Bedi Ajay Singh
Chief Financial Officer

NEWS CORPORATION (REGISTRANT)

By:	/s/ Bedi Ajay Singh
Bedi Ajay Singh
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 15, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release, issued by News Corporation and Move, Inc., dated September 30, 2014 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).*

(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on October 15, 2014.*

(d)(1)	Agreement and Plan of Merger, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and Move, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).*

(d)(2)	NAR Tender and Support Agreement, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and the National Association of Realtors® (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).*

(d)(3)	Form of Executive Tender and Support Agreement, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and certain officers of Move, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).*

(g)	None.

(h)	None.

*	Previously filed